Exhibit 99.1

053367 PRESS RELEASE

AEGON N.V. ANNOUNCES OFFERING OF USD 750 MILLION

PERPETUAL CAPITAL SECURITIES IN TWO SERIES

The Hague, November 18, 2005 – AEGON N.V. announces the pricing of an offering of USD 500 million in Fixed Rate Perpetual Capital Securities and USD 250 million in Floating Rate Perpetual Capital Securities in an SEC registered offering.

The Fixed Rate Perpetual Capital Securities will carry a fixed coupon of 6.5 % and the Floating Rate Perpetual Capital Securities will carry a coupon of three-month LIBOR plus 0.875%. Both Securities are priced at USD 25. Application will be made to list each series of the Perpetual Capital Securities on the New York Stock Exchange (NYSE). The offer is expected to close on November 23, 2005, and the Securities are expected to be admitted for trading on the NYSE within 30 days thereafter. The proceeds from the issue will be used for general corporate purposes. This issue will further strengthen AEGON’s capital base in a non-dilutive and cost effective manner.

The joint bookrunners for the offering of both series of AEGON Perpetual Capital Securities are Merrill Lynch & Co. and Wachovia Securities. Citigroup, Morgan Stanley and UBS Investment Bank are senior co-managers. The offering of each series is being made only pursuant to a prospectus supplement and an accompanying prospectus, copies of which may be obtained when available from Merrill Lynch & Co., 4 World Financial Center, New York, telephone 212 449-1000 and Wachovia Securities, 301 South College Street, Charlotte, NC 28288, telephone 704 374-6565.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the Perpetual Capital Securities in any state or jurisdiction in which such offer, solicitation or sale is unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China, Poland and the Czech Republic.

Forward-looking statements

The statements contained and incorporated by reference in this prospectus and any accompanying prospectus supplement that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “believe,” “estimate,” “intend,” “may,” “expect,” “anticipate,” “predict,” “project,” “counting on,” “plan,” “continue,” “want,” “forecast,” “should,” “would,” “is confident” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

♦	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

♦	changes in the performance of financial markets, including emerging markets, such as:

•	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

♦	the frequency and severity of insured loss events;

♦	changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

♦	changes affecting interest rate levels, continuing low interest rate levels and rapidly increasing interest rate levels;

♦	changes affecting currency exchange rates, including the euro/U.S. dollar and euro/UK pound exchange rates;

♦	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

♦	changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our customers;

♦	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

♦	acts of God, acts of terrorism and acts of war;

♦	changes in the policies of central banks and/or foreign governments;

♦	litigation or regulatory action that could require us to pay significant damages or change the way we do business;

♦	customer responsiveness to both new products and distribution channels;

♦	competitive, legal, regulatory or tax changes that affect the distribution cost of or demand for our products;

♦	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost-saving initiatives; and

♦	changes in our reported results of operations or financial condition as a result of the adoption by us of International Financial Reporting Standards.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
E-mail	ir@aegonusa.com

Website: www.aegon.com